BAKER & McKENZIE
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Tel: +86 10 6535 3800
Fax: +86 10 6505 2309
chinalaw@bakernet.com
www.bakernet.com

Our Ref:

[redacted]

30 April 2008

Ms. Laura Nicholson
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
USA

Re: Aluminum Corporation of China Limited (NYSE-ACH)

Dear Ms. Nicholson:

We refer to our conversation of April 21, 2008 relating to the announcement filed by Aluminum Corporation of China Limited ("Chalco") on Form 6-K. As instructed by Chalco, we enclose herewith the following materials for your review and provide the following information:

- Translation of web article published in Chinese by 21st Century Economic Reports, "Chalco Involved In Accounting Fraud Scandal – 9 Years of Puzzle in Shandong Aluminum's Books", dated April 12, 2008 (the "Article");[1]
- Translation of internal Investigation Report, dated April 13, 2008, prepared by senior management of Chalco and subsequently approved by the Audit Committee of the Board of Directors.

Please note that Chalco has requested that this letter and the Investigation Report be kept strictly confidential.

On the basis of the internal investigation performed, Chalco believes that the allegations contained in the Article are false, misleading and without basis in fact.

[1] Appeared on http://www.sohu.com/on April 12, 2008.

Background

Contribution of Shandong Aluminum to Chalco

Shandong Aluminum Corporation ("Shandong Aluminum") was incorporated as a joint stock limited company in China in 1999 and its class A ordinary domestic shares were listed on the Shanghai Stock Exchange ("SSE") on June 3, 1999. In connection with Chalco's own incorporation on September 10, 2001, various assets, including a 71.4% equity interest in Shandong Aluminum, were contributed to Chalco by its parent company. All such assets, including the equity interest in Shandong Aluminum, were appraised by an authorized independent valuer prior to being contributed to Chalco.

At the end of 2007, Shandong Aluminum was merged with Chalco pursuant to a share exchange, and Shandong Aluminum was subsequently delisted. Both the financial adviser for Chalco and the financial adviser for Shandong Aluminum provided opinions regarding the fairness and reasonableness of the basis for determining the price per share and the exchange ratio.

Shandong Aluminum's Compliance

Following the initial public offering and SSE listing of Shandong Aluminum's A shares in 1999 until its delisting in 2007, Shandong Aluminum was subject to the listing rules and requirements of the SSE and the ongoing reporting and compliance requirements of the China Securities Regulatory Commission ("CSRC") applicable to listed companies. Throughout such period, Shandong Aluminum's independent accountants, Beijing Zhongzhou Certified Public Accountants (until 2000) and Beijing Zhongxingyu Certified Public Accountants (2000 to present), performed regular annual audits and in each of their audit reports confirmed that in their opinion, the financial statements of Shandong Aluminum were fairly stated in accordance with PRC financial reporting standards. As part of these audits, the amount and terms of the connected transactions entered into by Shandong Aluminum with its parent company and affiliates were subject to audit procedures and confirmation as to fairness. In addition, the Shandong Securities Supervision Bureau of the CSRC performed annual compliance checks of Shandong Aluminum's compliance, and did not report any material violations.

Use of Proceeds

A number of the allegations raised in the Article relate to changes made in the use of the proceeds of Shandong Aluminum's initial public offering as disclosed in the prospectus. Due to the postponement of the initially scheduled listing date, Shandong Aluminum's parent company proceeded with the commencement of construction of a number of the proposed projects, and Shandong Aluminum then acquired the projects from the parent company, rather than construct them itself as originally proposed. The acquisition price was based on a valuation performed for Shandong Aluminum by China Rights on Certified Public Accountants, and

the acquisitions were approved at the annual general meeting of shareholders on April 28, 2000. Additional investment required to complete five major projects, and the cancellation of four other projects, was approved at an extraordinary general meeting and disclosed in the 2000 Annual Report to shareholders. The changes to the use of proceeds were audited by Beijing Zhongxingyu Certified Public Accountants.

The Article

On Saturday April 12, 2008, 21st Century Economic Reports published the Article, which contains unsubstantiated allegations relating to (i) the use of proceeds of Shandong Aluminum's initial public offering, (ii) Shandong Aluminum's financial independence and (iii) connected transactions between Shandong Aluminum and its parent company and affiliates. An English translation of the Article is enclosed for your review.

On that same Saturday night, Chalco assembled an investigation team consisting of Mr. Chen Jihua, Director and Chief Financial Officer of Chalco, Ms. Liu Qiang, Secretary to the Board of Chalco, Mr. Liu Changkui, Senior Manager Finance and Accounting of Chalco, Mr. Liang Minghong, Senior Legal Counsel of Chalco, Chalco's PRC legal counsel from Haiwen & Partners and the senior management team of Shandong Aluminum. The investigation team also assembled the relevant accounting books and records of Shandong Aluminum, and brought the relevant members of Shandong Aluminum's accounting team to Beijing to assist with the investigation. In addition, the SSE dispatched a special investigation team to Chalco to conduct their own investigation of the allegations contained in the Article.

Investigation Report

On Sunday April 13, 2008, Chalco prepared its Investigation Report based on its findings and provided the same to the SSE. The Investigation Report addresses each of the allegations referred to in the Article, and demonstrates that they are without foundation. Chalco also sent the Investigation Report to its Audit Committee, consisting of Mr. Poon Yin Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhouyuan, each of whom is independent within the meaning of Rule 10A-3(b)(1) under the United States Securities Exchange Act of 1934 as amended (the "Exchange Act") and relevant listing rules of the New York Stock Exchange ("NYSE"). The Investigation Report was confirmed and adopted at a meeting of the Audit Committee held on April 22, 2008. [redacted]

[redacted]

Conclusions

Based on the Investigation Report, Chalco has concluded that (i) throughout the relevant period, Shandong Aluminum was in compliance with all relevant laws and regulations, including in relation to its financial reporting, financial independence and connected transactions, (ii) Chalco has been and remains in compliance with all relevant laws and regulations, both within and outside of the PRC, in relation to its financial reporting and (iii) Chalco is not aware of any fact or circumstance that could impair the accuracy or completeness of its financial disclosure. As noted above, Chalco believes that the allegations contained in the Article are false, misleading and without basis in fact.

Please feel free to contact Scott Clemens in China at 8610 6535-3971 or 86139 1132-0778 or Allen Shyu in Hong Kong at 852 2846-2429 or 852 9382-0900 with any questions. Please note that May 1 is a public holiday in China and Hong Kong, and that May 2 is a public holiday in China.

Yours truly,

Scott Clemens/Allen Shyu
Partner
+86 10 6535 3971
scott.clemens@bakernet.com



中国铝业卷入财务造假丑闻 山铝9年财务迷踪

2008年04月12日10:35 [我来说两句(93)] [字号：大 中 小]

21世纪经济报道 来源：南方报业传媒集团-21世纪经济报道

本报记者 李晓晔

中国最赚钱的公司之一，有色金属行业首批AAA级信用企业的中国铝业(601600.SH，02600.HK)，被动地卷入一桩涉嫌财务造假丑闻中。而这桩涉嫌财务造假的始作俑者，正是2007年底换股吸收合并的山东铝业，也就是如今的中国铝业山东分公司(下称“山东铝业”)。

2008年3月初，本报记者接到山东铝业内部人举报称，山东铝业涉嫌财务造假，资产不实，一直没有得到有关方面的纠正，其不实资产在中铝换股吸收合并之

时进入中铝报表中，导致中铝财务报表存在不实情形。

本报记者奔赴山东淄博，进行了为期多日的实地调查，调查采访包括山东铝业和当地政府20多位相关人士，调查结果发现山东铝业存在的问题还不止于此。

被山东铝业知情员工透露的一系列财务违规运作中，单在山东铝业1999年上市后，未完工提前编制虚假决算的项目总额高达2.4亿元,约占总募集资金总额的50%，而其中未施工项目虚假决算总额约1.2亿元。

山铝失足

山东铝业财务问题可追溯到1999年上市之初。

在彼时中国资本市场滚滚大潮中，泥沙俱下，上市公司在圈钱与扩张冲动刺激下，其资本运作五花八门，而财务造假更是惯用伎俩。同时，在剥离上市操作思路下，更是衍生出不计其数的关联交易和利益输送。

山东铝业同样裹沙带泥，并且在券商等中介机构的“财技”诱导下，走入了自设的陷阱。此后，则是“老鼠上灯台??上了去就下不来”，一个欺骗而后再用十个谎言进行

遮盖。

不过，山东铝业涉嫌财务造假并非一开始就是主动的。

接受本报记者采访的一位公司内部人回忆说，山东铝业财务造假基本为被动进行，上市之初，由于继续扩建等计划不周产生了较大资金缺口，追切需要再次融资(配股)。

“当时券商等中介机构就告诉公司管理层，上次融资项目大部分都未完工，甚至有些根本未开工，不符合再融资的条件，要想再融资就得先将募集项目建成。”这种暗示点燃了山东铝业再融资希望，而彼时中国资本市场财务造假违规成本之低驱动山东铝业最终剑走偏锋。从2000年下半年开始，由董事会负责，计划经营部牵头，财务部、设计院、监理公司等有关单位组成了协调小组，开始对相关项目进行偷梁换柱，“胡编乱造，欺骗投资者”。

此外，一位公司内部人士还谈到了山东铝业财务运作的另一个原因。为了上市，将山东铝业公司(下称“山铝公司”，上市公司山东铝业的控股母公司)最赚钱的资产都装进了上市公司，当时“企业办社会”的医院、学校等一些不赚钱的机构留在了山铝公司中。2000年之后，上市公司的效益越来越好，而非上市的山铝公司则越来越差。“这是山铝公司为了山铝上市公司做出的牺牲，所以山铝股份认为理应回报山铝公司，帮其渡过难关。”他说。

一些在山铝工作逾10年的老员工回忆，山东铝业在财务上出问题，离不开当时管理架构的一种安排。“山东铝业上市之后，经过了相当长管理架构混乱时期，只有财务机构相对独立，但业务处理、资金往来仍由其当时的控股公司??山铝公司控制。”这为其他接受采访的山铝老员工普遍提及。

“当时股份公司想使用资金，哪怕金额很小，也要经过山铝公司财务副总签字审批才可以。”一位供职于山东铝业核心部门的员工称，山东铝业并没有实权，这从当时的财务凭证附件??资金申请报告上都可以看出。山东铝业原本是山铝公司下属的几个分厂，根本没有进行独立运作过，更没有独立的会计报表。只不过彼时其他国有公司上市也大同小异，基本没有独立的会计报表，也都有不同程度的编制，所以山东铝业并非惟一的踩线者。

“从形式上看，山东铝业有独立的财务机关、独立的财务人员、独立的财务体系，但是时至今日，各个管理机构和业务管理仍然相互交叉，山东铝业从来就没有真正的独立运作过。”山东铝业内部人士称，现在退市了这个问题就更得不到有关方面的重视了。

五大项目涉嫌造假

1999年6月3日山东铝业上市，其《招股说明书》披露募集资金投入的5大项目(原为9项，后放弃4项)为：多品种氧化铝技改；拜尔法氧化铝技改；氧化铝焙烧工序节能技改；烧结法氧化铝配料工序技改；间接加热连续脱硅节能技改。公司1999年首次公开发行股票共募集资金5.3986亿元，这5大项目也是山东铝业的主要资产组成部分。知情人士透露，这5大项目均存在严重的造假行为。

不过在山东铝业2000年报中披露，募股资金5大项目全部完工，且五大项目已创税前利润合计超过1.46亿元。而记者从山东铝业多位员工处了解到，截至公告披露时，拜尔法氧化铝技改中仍有二铝苛化流程等部分工程未完工；多品种氧化铝项目中，子项玛瑙填料只完成叶滤工序，烘干工序未施工(未办理开工手续)；而主要子项拟薄水铝石和4A沸石项目甚至至今未建(未建项目指公开发行募集资金用途项目，原有项目产量很

少)。相形之下，氧化铝焙烧工序节能技改中不[illegible]金额最小。

“由于上述项目金额与招股说明书所披露严重不符，所以公司将当时并未纳入多品种氧化铝的另一高科园项目(属多品种氧化铝，土地购买未公告)并入其中。但新并入项目当时也未完工。”山东铝业一位员工透露。

这位山东铝业员工提供给本报的材料还显示，在连续脱硅项目中，只有老南组连续脱硅部分信息披露属实，其余均未施工；另外，间接加热连续脱硅项目也未完工。与多品种氧化铝项目类似，由于上述项目所用资金金额低于披露金额，山东铝业于是将招股说明中的自筹项目Φ630管网并入募集资金项目。而当时，Φ630管网项目也未完工。此外，烧结法氧化铝优化配料项目中，碱液槽等部分未完工。

山东铝业的员工还透露，未完工提前编制虚假决算的项目总额高达2.4亿元，约占总募集资金总额的50%，而其中未施工项目虚假决算总额为1.2亿元。这部分未施工项目资金的去向至今都是一个谜。

由于山东铝业与山铝公司存在大量的关联交易，山东铝业接受采访的数位员工表示，这部分资金很可能已经被转移至山铝公司。

前述山东铝业内部人士称，这些未完工、未施工的项目后来有一部分续建完工，但有部分项目至今未建，但山东铝业财务报表资产情况一直没得到纠正。

山东铝业自1999年上市至今有9年时间，其间又被中国铝业合并，其财务造假情况若想成功隐瞒，并不容易。实际上，山东铝业财务问题破绽迹象早已显现。

山东铝业2002年2月26日公告的《前次募集资金使用情况的专项报告》称，经公司第一届第八次董事会审议，并经2000年临时股东大会审议表决通过，将剩余募股资金3113万元用于补充流动资金。同时，该《报告》还称，募集资金的五个项目实际投资66032万元，比计划投资总额53804万元超12228万元，超额部分公司以自筹资金投入。

这一疑点，曾在山东铝业“电话门”事件中被朱益文等小股民揪出。他们曾向本报记者表示质疑公司募股资金管理：原本计划投入9项的募集资金为何全部投入剩余的5项，为何还超预算上亿资金？公司公告一方面称募股项目以自筹资金投入12228万元，另一方面“将剩余募股资金3113万元用于补充流动资金”，本身就前后矛盾，募股资金明显不足，何谈剩余？而且，拜尔法技改实际投资29564万元，计划投资19764万元，超计划投资9800万元原因何在？槽K槽项目2000年中报披露为募股项目，2000年年报中变更为自筹项目；Φ630管网在2000年中报中为自筹项目，2000年年报中变更为募股项目。募股资金项目在募股之初已经确定，其子项为何朝令夕改？

但是质疑声音却并未引起有关方面的重视，山东铝业也未给予股民明确答复，其后质疑之声日渐式微。

此外，山东铝业一位掌握核心财务数据员工还对2000年年报中的一个数据百思不得其不解。2000年年报称，募集资金创税前利润合计约1.46亿元。

“各项目均未完工，有的还未开工，这么多税前利润是如何创造的？计算的依据又是什么？”他说。

山东铝业还披露，拟薄水铝石、4A沸石项目全额实行大包，甚至包括工程专用设备。知情人士透露说：“此事绝无仅有，捏造工程施工合同的目的在于使财务部不至于

有更多的暂估挂账，从而将难以处理的设备挂账问题转移到施工单位(山东铝业公司工程公司，后改名为山东铝业工程有限公司)。”

“尽管经过转移处理，2000年年底山东铝业仍然突增大量暂估设备，大部分用于未施工和未完工项目(玛瑙填料等)。”他表示，工程公司(包括山东铝业公司工程公司和山铝第二工程公司)的工程量也异常表现，在2000年年底突增，明显超出其正常的工作量。

“阴阳”决算书

中国铝业董事长肖亚庆要求山东铝业超过500万的资金用度需经中铝批准。为了规避这一要求，山东铝业不少资金用度分多次入账，每笔又恰好在500万之下。

上述知情人士表示，山东铝业最严重的财务问题是编制大量融资项目虚假决算书。公司财务部门以虚假决算书为结算依据作为会计凭证的附件，而工程公司则以实际决算书为依据。

根据记者获得的一份关于拜尔法子项二铝苛化流程的材料显示，同一项目二者的结算依据不同，依据所载明的内容不同，决算日期不同，决算金额不同；相同的是工程名称和各有关单位的签名、盖章。其中山东铝业财务部金额为254395.17元，工程公司金额为264218.38元(后来的实际决算金额)。

记者还设法联络到当时工程公司的知情人士，不过在电话中婉拒了记者的采访要求，表示仍在山铝系统内，不方便讲太多过去的事情。但有不愿具名的知情人士称，底子(指山东铝业和工程公司的账底)都在，只要有关部门将两家放在一起查，真相即水落

石出。

知情人士还透露，公司的违规行为还有：同一工程项目有两份不同的工程审计报告，支付两次审计费用。其中，虚假的审计报告入账，真实的审计报告则另存起来。而知情人士提供给记者的阴阳审计报告就包括拜尔法子项二铝蒸发器等项目。

“未施工的工程项目，包括拟薄水铝石、4A沸石等，只有公司财务部附有虚假决算书，工程公司根本没有决算书，只有财务部的复印件。”知情人士透露。

而山东铝业对于有些项目资料造假可谓粗糙，根据项目资料推算的施工工期之短超出合理想象，施工速度之快令人咂舌。记者获得的玛瑙填料项目的图纸设计时间为2000年11月，公告披露完工时间为2000年12月31日之前。

山东铝业一位员工笑称：“这个谎言太低级，几千万的项目从设计到全部施工完毕仅用了一个月时间，其中包括大量的设备采购和安装，连外行都不会相信。”据山东铝业多位专业人士估算，正常情况下，玛瑙填料项目从图纸设计到设备安装，至少需要半年多时间，一个月连土建都完不成。

而山东铝业在2000年年报披露，募集资金已产生效益。以后年度的产量、效益如何？却再未见披露。对于这一疑点，山东铝业一位内部人士一语道破玄机：“无法披露，因为只有玛瑙填料实际有产出，拟薄水铝石、4A沸石等项目根本未建设，哪来效益？”

根据记者获得的后续数年的产品明细账和销售明细账显示，拟薄水铝石、4A沸石等项目产量和销量与投产前相比均未发生较大变化。投入几千万的项目已投产，但一直未

见效益，怎能不令人疑窦丛生？

另外，山东铝业关联交易已需引起关注。

根据公司自上市以来的公告，山东铝业同山铝公司及下属企业的关联交易明显高于其他同行业上市公司。然而，多位山东铝业的内部人士却表示，实际情况比这还要严重的多。但是，多年来通过关联交易输送到山铝公司及其下属企业的资金究竟有多少，却无人敢轻易断言。

2000年年报披露，仅山东铝业向山东铝业公司购买货物、劳务一项中关联交易金额就高达17,5亿。

山东铝业自从被中国铝业吸收合并以来，受中铝监控，管理上要求甚为严格。但是这并没有难倒山东铝业的“高人”，正所谓“上有政策，下有对策。”

知情人士透露，中国铝业董事长肖亚庆曾要求山东铝业超过500万的资金用度需经中铝批准。为了规避这一要求，山东铝业不少资金用度分多次入账，每笔又恰好在500万之下。而且，之前山东铝业作为单独上市公司，与山铝公司的交易需要进行关联交易信息披露，而现在退市后，与山铝公司的交易就成为了内部交易，不再需要进行公开披露，少了公众的监督，“胆子愈发大起来了”。

不完整的审计

券商和会计师事务所为了赚钱，放弃了其职业底线，在其中扮演了不光彩的角色。

不过奇怪的是，山东铝业作为国有公司受到监管审计不可谓不多，而中国资本市场上市公司重大财务造假多属监管不力的民营企业。为何山东铝业多年竟能逃过主管部门“雪亮”眼睛？

山东铝业施工期间及之后，曾有多个上级机关对项目施工、财务报表进行审计，但是却没有发现问题。对于这一怪现象，知情人士称，这和铝业本身的特点有关。他说，有不少施工项目工艺流程很接近，外行很难判断其中的真伪。再加之，厂子又大，公司特意伪装过，没有针对性的检查很难发现问题。而且，每次检查都是只检查山东铝业单独账目，并没有一起核对工程公司及关联公司账目，所以问题会隐藏至今。

山东铝业一位老员工向记者透露了公司为了应付检查而精心伪装的细节：拟薄水铝石、4A沸石等项目连施工图纸都没有设计，当时上级来部门来检查，重新设计时间上又来不及，于是对原有图纸进行了修改。

知情人士向记者提供的一份材料进一步的验证了这位老员工的说法：山东铝业曾将拟薄水铝石1980年图纸直接更改为1999年，其他各项未做改动，名称仍为“研究所多品种”。4A沸石将有关年限则由1981年更改为1999年，更改的痕迹非常明显。而且知情人士表示，1999年时，图纸中有些签字人员早已不在其岗位。

山东铝业的问题隐藏之深，其中有一个因素不容忽视。知情人士称：“券商和会计师事务所为了赚钱，放弃了其职业底线，在其中扮演了不光彩的角色。但是，非常可惜，只有亲身参与的人知道其中的猫腻，其中多数没有留下白纸黑纸证据。而且这么多年时间过去，人员早已变动，想要追究责任已经不易。”

一位山东铝业员工还向记者透露，山东铝业最早聘请的是北京中洲会计师事务所进

行财务审计，经办人为孙国林和张云龙，但中洲会计师事务所审计过于严格，招致公司不满，只审计了一次双方就终止了合作。

记者设法联系到经办人，但由于北京中洲会计师事务所期间与其他会计事务所合并，而办公地点、人事多有变动，当事人已经无从查找，山东铝业员工的说法无法取得北京中洲会计师事务所方面证实。

记者寻访当地政府机构一位人士，他表示，山东铝业的部分问题，亦有所耳闻，但因为山东铝业是中铝下属企业属于市级单位，而淄博市仅是一个地级市，淄博市一些政府机构与山铝平级，根本无法监管山铝。

“山铝对于我们的检查，总是很敷衍，他们只重视上级的检查，我们也没有办法。”该人士称。

不了了之的逃税

关于这部分税金的追讨与否，国税总局仍未给出明确答复，但是要求纠正企业不当行为。

但也并非所有的检查都能蒙混过关。

记者从淄博市国税局了解到，山东铝业等上市公司涉嫌偷逃国税，曾在税务稽查中被发现，并被山东省国家税务局鲁国税函[2004]319号文件纠正。此前，山东铝业一直享受15%的所得税率。

“山东铝业被勒令按照33%的税率缴纳是因为其存在‘区内注册、区外经营’行为，不恰当地享受了国家级高新技术产业开发区的所得税税收优惠政策。”淄博市国税局负责所得税研究的辛承利副科长告诉记者。

辛承利还透露了一个细节：“那段时间，很多山铝股民询问山铝所得税率更改的电话都打到我办公室来。”

“山东铝业信息披露极不规范。”曾经联名向北京京银律师事务所发出委托函的山东铝业小股东曾经向记者指出过这一问题。山东铝业在2004年年报中或有事项中披露，公司接鲁国税函[2004]319号文件，自2004年1月1日起适用33%所得税率，以前年度按15%征收所得税问题，待国家税务总局明确意见。该事项存在一定的不确定性。

但是，在2005年中报中或有事项一栏中，公司称，截止2005年6月30日，本期公司无或有事项。但是，关于影响公司业绩的所得税率如何征收这一重大问题，公司此后却再无明确公告过。

据记者向相关部门了解，就山东铝业等上市公司从2000年开始每年不当获得的18%所得税优惠这部分收入该不该追缴，曾经有过两种意见。后来山东铝业等公司向上级反映，税收优惠期，恰逢氧化铝价格高企，假如追缴税金，对于企业当年利润的影响太大。有关部门考虑了企业的意见，所以并未立即追缴，也没有对于企业的逃税行为给予处罚。至今，关于这部分税金的追讨与否，国税总局仍未给出明确答复，但是要求纠正企业不当行为。

未完的结局

山东铝业不实资产在吸收合并之时已经进，中铝财务报表，其对中铝的负面影响尚无法评估。

山东铝业机关算尽，欲借资本市场纵横阖间，中国铝业的介入令其戛然而止。

彼时，山东铝业距离配股再融资仅一步之遥，其再融资计划却被大股东中国铝业叫停。因当时正值中铝上市准备期，中铝人士告诉记者，不可能在彼时同意山东铝业再融资，因一旦山东铝业再融资，中铝的会计报表全部要重做，将影响中铝上市进程。

但是，山东铝业却没有借中铝介入良机纠正财务报表中涉嫌造假的内容。在中铝上市之后，山东铝业再融资计划继续推进，其不实资产一直沿用下去，并且在中铝吸收合并之时，成为了中铝财务报表的一部分，而且一直沿用至今。

但山东铝业员工称，中铝合并山东铝业时，中铝究竟是无辜的不知情者，抑或“睁只眼，闭只眼”不予追究，不得而知。但一个细节是，早在吸收合并之初，就有人将山东铝业财务造假情况写信告知中铝相关部门，却一直未见中铝有所反应。

上海新望闻达律师事务所宋一欣律师说，山东铝业为了再融资将未完工募股项目披露为已完工，违反了证监会关于再融资的有关规定，同时，其行为还涉嫌虚假信息披露。而且，山东铝业与工程公司有真假两份决算书，属于编制虚假财务报表行为，严重违法《证券法》的相关规定，应受到中国证监会查处。而且视情节严重程度，直接责任人可能需被追究刑事责任。

他还表示，目前中铝已经完成对山东铝的吸收合并，相关资产以及债权债务由存续的企业承继，在山东铝业上市期间因为财务造假造成的法律后果，以及由此可能引起的

股民诉讼导致的赔偿责任将由中铝承担，但财务造假的行政与刑事责任应当由直接责任人承担。

他说，山东铝业不实资产在吸收合并之时已经进入中铝财务报表，其对中铝的负面影响尚无法评估。目前有关部门尚未介入调查，其财务造假情节严重程度尚需监管部门和司法部门进行全面衡量。

不过，相信这一天不会又是数年之后了……

（责任编辑：单秀巧）

[我来说两句(93条)]

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